1	**Details of the person discharging managerial responsibilities/person closely associated**	
a)	Name	Torgrim Reitan
2	**Reason for the notification**	
a)	Position/status	CFO
b)	Initial notification/Amendment	Initial notification
3	**Details of issuer**	
a)	Name	Equinor ASA
b)	LEI	OW6OFBNCKXC4US5C7523
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Purchase of shares ISIN NO0010096985
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	**Price(s)**	**Volume(s)**
		373.77	2730

d)	Aggregated information — Aggregated volume — Price	Volume 2730 Price NOK 373.77
e)	Date of the transaction	31 October 2022
f)	Place of the transaction	XOSL – Oslo Børs